EXHIBIT 99.1

Management s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2019

DATED: AUGUST 14, 2019

1 | Page

Management s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3
Caution Regarding Forward-looking Statements	4
Company Overview	5
Mission	5
Business Combination with Difference	5
Financial Performance Review	6
Liquidity and Capital Resources	20
Risk Management	22
Non-IFRS Financial Measures	22
Critical Accounting Estimates	26
Changes in Accounting Policies	27
Controls and Procedures	27

2 | Page

Management s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 14, 2019 and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and six months ended June 30, 2019 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months and six months ended June 30, 2019 and 2018. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which is subject to copyright, such as “Mogo” and “Level Up”, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, average core revenue per member (“Core ARPM”) and Mogo members, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

3 | Page

Management s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), charge-off ratios, anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form and annual report on Form 20-F available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

[The rest of this page left intentionally blank]

4 | Page

Management s Discussion and Analysis

Company Overview

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection (“MogoProtect”), digital spending account with Mogo Visa* Platinum Prepaid Card (“MogoCard”), digital mortgage experience (“MogoMortgage”), the MogoCrypto account (“MogoCrypto”), the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products (“MogoMoney”). The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 850,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the above key products, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

•	Completed a business combination acquiring cash and an investment portfolio which, before transaction related expenses, had a total value of $34.1 million.

•	Monetized our interest in Wekerloo Development Inc. (“Wekerloo”) for $2.1 million (equal to book value).

•	Launched a new partnership program with League, a digital employee health platform, and The Brick, Canada’s largest home furnishing retailer, making MogoProtect available to their customers.

•	Entered into a partnership with Plaid, leveraging its API technology to enable our members more convenient access to Mogo’s products.

•

In the second quarter of 2019, discontinued our small-scale bitcoin mining operations, which represented 5% of total revenue and 0% of Adjusted EBITDA in the quarter vs 4.5% of total revenue and 27% of Adjusted EBITDA in the comparative period. Related assets were fully depreciated in the quarter.

•

Extended the term of our strategic marketing collaboration agreement with Canada’s largest news media company, Postmedia, during the second quarter of 2018, for an additional two years to the end of 2020, with an additional minimum media value of $30 million over those two years for fixed quarterly payments of $0.5 million.

•

Expanded our free credit score monitoring, MogoProtect, MogoCrypto and MogoCard product offerings to Saskatchewan, Yukon, Northwest Territories and Nunavut in Q2 2019. With the expansion to these new markets, Mogo’s products are now available to Canadians in all provinces and territories, except Quebec.

•	Commenced trading on the NASDAQ Capital Market under the symbol “MOGO” during the second quarter of 2018

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit. By leveraging technology and design, our goal is to empower Canadians to live their best financial life and achieve financial health all through one simple app.

Business Combination with Difference

On June 21, 2019, Mogo Finance completed our previously announced plan of arrangement (the “Arrangement”) pursuant to which it amalgamated with a wholly-owned subsidiary of Difference. In connection with the Arrangement, Difference was continued into British Columbia and renamed to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada. The Arrangement is accounted for as a reverse acquisition of Difference by Mogo Finance under IFRS 3 - Business combinations, and accordingly, this MD&A reflects the continuing operations of Mogo Finance.

Under the Arrangement, Mogo acquired $31.4 million of net assets in exchange for the purchase consideration of $15.5 million, including a $23.9 million investment portfolio which includes some of the premier private technology companies in Canada. Management intends to liquidate the portfolio over the next 12-24 months to provide a continued stream of capital resources for the Company. The Arrangement strengthens Mogo’s financial position and essentially served as an alternate form of financing, which allowed Mogo to raise capital resources with significantly less dilution to shareholders than if the funds were raised through capital markets.

The excess of net assets acquired over purchase consideration was recorded as a $15.9 million gain on acquisition. Refer to Note 13 of the interim condensed consolidated financial statements for further details.

5 | Page

Management s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: subscription and services revenue, gross profit, core revenue(1), contribution(1) (2), contribution margin(1)(2), adjusted EBITDA(1), adjusted net loss(1), cash provided by operating activities before investment in gross loans receivable(1), charge-off rate(1), core ARPM(1), and Mogo members(1). For more information regarding our use of these measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”. We evaluate our performance by comparing our actual results to prior year results. The tables below provide the summary of key performance indicators for the reported periods:

($000s, except percentages and average revenue per member)
	Three months ended June 30,		Percentage	Six months ended June 30,		Percentage
	2019	2018	Change	2019	2018	Change

IFRS Measures
Subscription and services	$8,164	$5,752	42%	$16,497	$10,722	54%
Gross profit	10,372	9,912	5%	21,032	19,283	9%

Non‑IFRS Measures(1)
Core revenue	$16,378	$11,608	41%	$32,729	$21,996	49%
Contribution(2)	5,440	5,649	(4%)	11,469	10,990	4%
Contribution margin(2)	33.2%	36.6%		35.0%	36.9%
Adjusted EBITDA	1,587	734	116%	3,825	1,037	269%
Adjusted net loss	(5,240)	(5,234)	0%	(9,890)	(10,105)	(2%)
Cash provided by operating activities before investment in gross loans receivable	1,376	2,248	(39%)	4,229	2,021	109%
Charge-off rate	16.8%	15.0%		16.1%	14.3%
Core ARPM	78	74	6%	81	73	10%

					As at
Non-IFRS Non-Financial Measures(1)	June 30, 2019	June 30, 2018	Percentage Change	December 31, 2018	Percentage Change

Mogo Members (000s)	865	654	32%	756	14%

_________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2) The Company has reallocated certain expenses from general and administrative to customer service and operations expense during the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

6 | Page

Management s Discussion and Analysis

Subscription and services revenue

The launch of Mogo’s mobile-first digital platform dramatically expanded our opportunity to launch new products, including MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings. We remain focused on continuing to drive growth in this segment by ramping existing products and introducing new products on our digital platform to add value to our growing member base.

The increase in subscription and services revenue by 42%, to $8.2 million from $5.8 million in the same period last year, was a significant driver of revenue growth in the three months ended June 30, 2019. This revenue stream now represents 50% of total revenue compared to 37% in the same period last year. For the six months ended June 30, 2019, subscription and services revenue increased by 54% to $16.5 million from $10.7 million in the same period last year.

Gross profit

Gross profit was $10.4 million for the three months ended June 30, 2019, a 5% increase compared to $9.9 million in the same period last year, and $21.0 million for the six months ended June 30, 2019, a 9% increase compared to $19.3 million in the same period last year, driven by the overall increase in revenue. Gross profit margin was 63.3% and 64.3% for the three and six months ended June 30, 2019, respectively, compared to 64.3% and 64.8% in the same periods last year.

In the three and six months ended June 30, 2019, while gross profit margin benefitted from an increase in higher margin subscription and services revenue relative to the same period last year, the benefits were offset by the elimination of loan fees as we strategically exited from our legacy short-term loan products in the third quarter of 2018.

Core revenue(1)

Core revenue increased by 41% to $16.4 million for the three months ended June 30, 2019 compared to $11.6 million in the same period last year. For the six months ended June 30, 2019, core revenue increased by 49% to $32.7 million from $22.0 million in the same period last year. This growth was largely driven by an increase in subscription and services revenue, in particular premium account related fees, loan protection insurance and MogoProtect revenue.

Interest revenue also contributed to core revenue growth, increased by 40% to $8.2 million for the three months ended June 30, 2019 compared to $5.9 million in the same period last year, and increased by 44% to $16.2 million from $11.3 million for the six months ended June 30, 2019 and 2018, respectively, as we continued to offer our members access to our MogoMoney smart credit products.

Core revenue is a measure used by our management and Board to understand and evaluate trends within our core products. Core revenue is calculated as total revenue less revenue from loan fees. We consider this measure relevant in assessing the performance of our business given our exit from short-term loans in the third quarter of 2018, since core revenue excludes the loan fee revenues from this legacy product. This metric remains relevant in 2019 for comparison against prior year performance.

_________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

7 | Page

Management s Discussion and Analysis

Contribution and contribution margin(1)(2)

Contribution decreased by 4% to $5.4 million in the three months ended June 30, 2019, compared to $5.6 million in the same period last year, representing contribution margin of 33.2% and 36.6%, respectively. Contribution increased by 4% to $11.5 million from $11.0 million in the six months ended June 30, 2019, representing contribution margin of 35.0% and 36.9%, respectively. The overall change in contribution margin is predominantly due to our strategic exit from the short term loan product and bitcoin mining operations.

Reduced customer service and operations (“CS&O”) expenses as a percentage of revenue relative to the same period last year had a positive offsetting impact on contribution margin, demonstrating continued positive operating leverage in CS&O as we grow our business.

Adjusted EBITDA(1)

Adjusted EBITDA for the three months ended June 30, 2019 was $1.6 million, representing a 116% increase compared to $0.7 million in the same period last year. Adjusted EBITDA was $3.8 million for the six months ended June 30, 2019, representing a 269% increase compared to $1.0 million in the same period last year. This growth resulted from a decrease in total operating expenses, excluding stock based compensation and depreciation and amortization expense, in the three and six month periods ended June 30, 2019 compared to the same period last year, despite continued growth in revenue and gross profit.

Adjusted net loss(1)

Adjusted net loss for the three months ended June 30, 2019 was ($5.2) million, consistent with the same period last year. Adjusted net loss for the six months ended June 30, 2019 was ($9.9) million, a 2% decrease from $(10.1) million in the same period last year. This was due to the increase in adjusted EBITDA noted above, offset by higher credit facility interest expense as we increased drawdown on both credit facilities to support the growth in our loan portfolio, and an increase in non-cash depreciation and amortization expense and stock based compensation expense relative to the same period last year.

Cash provided by (used in) operating activities before investment in gross loans receivable(1)

Cash provided by operating activities before investment in gross loans receivable was a $1.4 million inflow in the three months ended June 30, 2019, compared to a $2.2 million cash inflow in the same period last year, primarily due to more favorable timing of changes in working capital in the same period last year.

Cash provided by operating activities before investment in gross loans receivable was a $4.2 million inflow in the six months ended June 30, 2019, compared to a $2.0 million cash inflow in the same period last year, due primarily to increased cash flow from operations as we continue to gain positive operating leverage by increasing our revenues at a faster rate than our cash operating expenses.

_________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2) The Company has reallocated certain expenses from general and administrative to customer service and operations expense during the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

8 | Page

Management s Discussion and Analysis

Charge-off rate(1)

Charge-off rate is calculated as loans written off in the current period, annualized, divided by average gross loans receivable in that period. Charge-off rate was 16.8% for the three months ended June 30, 2019, compared to 15.0% in the same period last year, and 16.1% compared to 14.3% for the six months ended June 30, 2019 and 2018, respectively. There is a lag between when a loan is originated and when the related charge-off occurs. The current period charge-off rate was sensitive to a concentrated period of high loan book growth in mid-2018, for which the bulk of related charge-offs occurred in Q2 2019. This change in the pattern of loan book growth created fluctuations in charge-offs, which is the main cause of charge-off rate volatility in the current period.

Core ARPM(1)

Core ARPM, which is annualized and excludes the impact of legacy loan fees, increased to $78 during the three months ended June 30, 2019 compared to $74 in the same period last year, and increased to $81 for the six months ended June 30, 2019 compared to $73 in the same period last year. Similar to core revenue, our management team and the Board are focused on core ARPM as a key performance indicator as it excludes loan fees from our legacy short-term loan products, which were phased out in the third quarter of 2018.

Mogo members(1)

Our total member base has grown to 865,000 members as at June 30, 2019, from 654,000 members as at June 30, 2018, representing an increase of approximately 32.0% or 211,000 net members. Net member increased by 57,000 members in the quarter, which represents a 7.0% increase compared to 52,000 members in the previous quarter. The continuous increase in our member base reflects increased brand awareness through our marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) and continuing adoption of the Company’s new and existing products.

_________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

9 | Page

Management s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2019 and 2018:

($000s, except per share amounts)	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Total revenue	$16,378	$15,417	$32,729	$29,750
Cost of revenue	6,006	5,505	11,697	10,467
Gross profit	10,372	9,912	21,032	19,283
Technology and development expenses	4,382	3,976	8,732	7,182
Marketing expenses	2,393	2,336	4,049	4,690
Customer service and operations expenses	2,144	2,082	4,117	4,140
General and administration expenses	3,007	2,927	5,900	5,760
Operating expenses	11,926	11,321	22,798	21,772
Loss from operations	(1,554)	(1,409)	(1,766)	(2,489)
Credit facility interest expense	2,788	2,181	5,446	4,153
Debenture and other interest expense	2,030	1,915	4,069	4,026
Unrealized exchange (gain) loss	(155)	211	(283)	432
Change in fair value due to revaluation of derivative liability	531	113	570	(1,441)
Gain on acquisition, net of transaction cost	(14,432)	-	(14,349)	-
Other one-time expenses	183	227	285	347
Net income (loss) after tax	7,501	(6,056)	2,496	10,006
Adjusted EBITDA(1)	1,587	734	3,825	1,037
Adjusted net loss (1)	(5,240)	(5,234)	(9,890)	(10,105)
Net income (loss) per share (Basic and fully diluted)	0.31	(0.27)	0.11	(0.44)

_________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

10 | Page

Management s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2019	2018	Change	2019	2018	Change

Subscription and services revenue	$8,164	$5,752	42%	$16,497	$10,722	54%
Interest revenue	8,214	5,856	40%	16,232	11,274	44%
Loan fees	-	3,809	(100%)	-	7,754	(100%)
Total revenue	16,378	15,417	6%	32,729	29,750	10%

The following table summarizes our revenue streams as percentage of total revenue:

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Subscription and services revenue	50%	37%	50%	36%
Interest revenue	50%	38%	50%	38%
Loan fees	-	25%	-	26%
Total revenue	100%	100%	100%	100%

Subscription and services revenue – represents MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, loan protection premiums, MogoCrypto revenue, bitcoin mining revenue, and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans.

Loan fees - represent fees from our legacy short-term loan products, which generally had terms ranging from 14-30 days. These legacy short-term loan products and related loan fees were phased out in the third quarter of 2018.

Total revenue increased by 6% to $16.4 million from $15.4 million for the three months ended June 30, 2019 and 2018, respectively, and grew by 10% to $32.7 million from $29.8 million for the six months ended June 30, 2019 and 2018, respectively, despite the elimination of loan fees which contributed $3.8 million and $7.8 million of revenue in the same period last year. Excluding loan fees, core revenue increased by 41% to $16.4 million from $11.6 million for the three months ended June 30, 2019 and 2018 respectively, and for the six month period increased by 49% to $32.8 million from $22.0 million.

The increase in total revenue by 6% and 10% for the three and six months ended June 30, 2019, respectively, compared to the same periods last year was primarily driven by continued strong growth in subscription and services revenue. Growth in subscription and services revenue, which now represents 50% of total revenue for the three and six months ended June 30, 2019, is driven by increased subscriptions to premium accounts, loan protection and MogoProtect.

Interest revenue increased by 40% to $8.2 million for the three months ended June 30, 2019 compared to $5.9 million in the same period last year. For the six months ended June 30, 2019, interest revenue increased by 44% to $16.2 million compared to $11.3 million in the same period last year, as we continued to offer our members access to our MogoMoney smart credit products which comprise our long-term loan receivables.

Loan fees were nil in the three and six months ended June 30, 2019, as the Company phased out its legacy short-term loan products and related loan fees in the third quarter of 2018.

11 | Page

Management s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2019	2018	Change	2019	2018	Change

Provision for loan losses, net of recoveries	$4,318	$4,053	7%	$8,381	$7,681	9%
Transaction costs	1,688	1,452	16%	3,316	2,786	19%
Cost of revenue	6,006	5,505	9%	11,697	10,467	12%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Cost of revenue increased by 9% to $6.0 million from $5.5 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, cost of revenue increased by 12% to $11.7 million from $10.5 million in same period last year. These changes corresponded with the increases in revenue over the same respective periods.

Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio, and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions. The provision for loan losses increased by 7% to $4.3 million from $4.1 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, the provision for loan losses increased by 9% to $8.4 million from $7.7 million compared to same period last year, which was primarily a result of growing our loan book.

Transaction costs consist of variable costs incurred with third-party vendors and include expenses such as underwriting and credit scoring fees, loan system transaction fees, costs of the Company’s loan protection program and certain fees related to our MogoCard and MogoProtect program. Transaction costs increased by 16% to $1.7 million from $1.5 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, transaction costs increased by 19% to $3.3 million from $2.8 million in the same period last year. The increases were driven largely by growth in subscription and services revenue.

Technology and Development Expenses

The following table provides the technology and development expenses for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2019	2018	Change	2019	2018	Change

Technology and development expenses	$4,382	$3,976	10%	$8,732	$7,182	22%
As a percentage of total revenue	27%	26%		27%	24%

12 | Page

Management s Discussion and Analysis

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and IT infrastructure employees. Additional expenses include third‑party data acquisition expenses, professional services, consulting costs, hosting costs relating to servers and bitcoin mining equipment, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, and amortization of capitalized software costs related to our technology platform.

Technology and development expenses increased by 10% to $4.4 million from $4.0 million for the three months ended June 30, 2019 and 2018 respectively. For the six months ended June 30, 2019, technology and development expenses increased by 22% to $8.7 million from $7.2 million in the same period last year. Technology and development expenses as a percentage of total revenue increased marginally from 26% to 27% for the three months ended June 30, 2019, and increased from 24% to 27% for the six months ended June 30, 2019, relative to the same periods last year. This is primarily attributed to an increased expenditure in technology and development, as we made a strategic decision to ramp up investment in new product initiatives and platform development during the first half of 2019.

The capitalization of technology and development expenses increased by 11% to $2.1 million from $1.9 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, capitalization increased by 27% to $4.2 million from $3.3 million compared to same period last year. The increased spend on technology highlights our commitment to investing in our technology platform for future product and service improvements. The primary development initiatives during the period related to the enhancements to our MogoCard program, MogoAccount, and MogoMoney digital loan solution and related systems.

We believe that continuing to invest in technology is core to our strategy of building a fully digital financial services platform that enhances member experience and promotes member engagement. We expect this to help drive ongoing growth in active members and in turn increase revenue.

Marketing Expenses

The following table provides the marketing expenses for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2019	2018	Change	2019	2018	Change

Marketing expenses	$2,393	$2,336	2%	$4,049	$4,690	(14%	)
As a percentage of total revenue	15%	15%		12%	16%

Marketing expenses consist of salaries and personnel‑related costs, as well as direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expense remained fairly consistent at $2.4 million, and 15% as a percentage of total revenue for the three months ended June 30, 2019 and 2018, respectively For the six months ended June 30, 2019, marketing expense decreased by 14% to $4.0 million from $4.7 million compared to same period last year, representing a decrease in percentage of total revenue from 16% to 12%.

The decrease for the six month period is primarily due to lower marketing costs related to search engine optimization. The Company continues to prioritize its focus on optimizing its marketing spend with Postmedia to drive brand awareness and revenue growth in a cost effective manner.

13 | Page

Management s Discussion and Analysis

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2019	2018	Change	2019	2018	Change

Customer Service and Operations expenses	$2,144	$2,082	3%	$4,117	$4,140	(1%)
As a percentage of total revenue	13%	14%		13%	14%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Additional expenses include third-party expenses related to credit data sources and collections.

CS&O expenses remained fairly consistent at $2.1 million for the three months ended June 30, 2019 and 2018, respectively, and $4.1 million for the six months ended June 30, 2019 and 2018, respectively. CS&O as a percentage of total revenue for both the three and six months periods ended June 30, 2019 decreased to 13% from 14% in the same period last year. The marginal change was primarily driven by revenue growth exceeding increases in salaries and personnel-related costs, demonstrating positive operating leverage as we grow our operations.

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2019	2018	Change	2019	2018	Change

General and administration expenses	$3,007	$2,927	3%	$5,900	$5,760	2%
As a percentage of total revenue	18%	19%		18%	19%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses increased marginally by 3% to $3.0 million from $2.9 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, general and administration expenses increased marginally by 2% to $5.9 million from $5.8 million in the same period last year. G&A expenses as a percentage of total revenue decreased slightly in the three and six months period ended June 30, 2019 and 2018 respectively. A decrease in personnel related cost relative to the same period last year was partially offset by an increase in professional services charges, demonstrating overall net positive operating leverage as we grow our operations.

14 | Page

Management s Discussion and Analysis

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2019	2018	Change	2019	2018	Change

Credit facility interest expense – Liquid	$1,061	$1,008	5%	$2,009	$1,909	5%
Credit facility interest expense – Other	1,727	1,173	47%	3,437	2,244	53%
Total credit facility interest expense	2,788	2,181	28%	5,446	4,153	31%
As a percentage of total revenue	17%	14%		17%	14%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Liquid and Credit Facility – Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased by 28% to $2.8 million from $2.2 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, credit facility interest expense increased by 31% to $5.5 million from $4.2 million compared to the same period last year. The change is primarily due to increased usage of our credit facilities, particularly on the Credit Facility – Other, resulting from the continued growth in our gross loans receivable. Furthermore, a higher LIBOR rate relative to the same period last year also contributed to higher credit facility interest expense.

Credit facility interest expense as a percentage of total revenue increased by 3% for the three and six months ended June 30, 2019 respectively, for the reasons described above.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three and six months ended June 30, 2019 and 2018:

($000s, except percentages)	Three months ended June 30		Percentage Change	Six months ended June 30		Percentage Change
	2019	2018		2019	2018

Debenture and other interest expense	$2,030	$1,915	6%	$4,069	$4,026	1%
Unrealized foreign exchange (gain) loss	(155)	211	n/a	(283)	432	n/a
Change in fair value due to revaluation of derivative liability	531	113	370%	570	(1,441)	n/a
Gain on acquisition, net of transaction cost	(14,432)	-	n/a	(14,349)	-	n/a
Other one-time expenses	183	227	(19%)	285	347	(18%)
Total other (income) expense	(11,843)	2,466	n/a	(9,708)	3,364	n/a
As a percentage of total revenue	75%	16%		30%	12%

Total other (income) expense increased by $14.3 million to ($11.8) million from $2.5 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, total other (income) expense increased by ($13.2) million to ($9.7) million from $3.4 million compared to the same period last year. This is primarily attributable to the gain on acquisition explained in the section “Business Combination with Difference” on page 5, net of transaction related costs.

Debenture and other interest expense consists of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16 on January 1, 2019. Debenture and other interest expense increased by 6% to 2.0 million from $1.9 million for the three months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019, debenture and other interest expense was $4.1 million, consistent with the same period last year. The marginal increase is primarily due to interest on lease liabilities.

Our presentation and functional currency is the Canadian dollar (CAD). Our operations are based in Canada and we derive all of our revenue in CAD. Unrealized exchange gains and losses for the three and six months ended June 30, 2019 and 2018 are primarily associated with the translation of $4.8 million in United States dollar denominated debentures into their CAD equivalent at each reporting period end.

15 | Page

Management s Discussion and Analysis

The change in fair value due to revaluation of derivative liability, a non-cash item, are related to the warrants issued to our lender. On June 17, 2019, the lender exercised their warrants resulting in a cashless net issuance of 336,871 common shares by Mogo Finance in lieu of settling the 583,333 warrants outstanding. The change in fair value due to revaluation of derivative liability in the current period reflects the final revaluation of the liability-classified warrants up to the date of settlement, as measured using the Black-Scholes pricing model.

Selected Quarterly Information

($000s, except per share amounts)
	2019		2018				2017
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter

Income Statement Highlights
Total revenue	$16,378	$16,351	$16,108	$15,419	$15,417	$14,333	$13,331	$12,579
Gross profit	10,372	10,660	10,003	9,565	9,912	9,371	9,108	8,567
Net income (loss) before tax	7,501	(5,005)	(4,971)	(7,045)	(6,056)	(3,950)	(6,101)	(3,717)

Net income (loss) per common share (basic and fully diluted)	0.31	(0.21)	(0.22)	(0.31)	(0.27)	(0.17)	(0.33)	(0.20)

Non-IFRS Financial Measures(1)
Core revenue	16,378	16,351	16,108	15,062	11,608	10,388	9,212	8,382
Contribution(2)	5,440	6,029	5,077	5,048	5,649	5,341	5,285	4,802
Adjusted EBITDA	1,587	2,238	2,072	1,045	734	303	1,003	1,014

Total revenues have trended upwards since the 2017, driven primarily by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account solutions. Interest revenue has also increased quarter over quarter, as we continue the growth of our long-term loan products. Both of these revenue segments have exhibited a continuous overall growth pattern in the past two years. Accelerated growth in subscription and services and interest revenue has outpaced the elimination of loan fees resulting in overall net revenue growth and significant growth in core revenue, which excludes fees from the short term loan business.

Gross profit and contribution have continued to grow overall in the past two years, trending with revenue and benefiting from growth in higher margin subscription and services revenue, except for the marginal decline during current quarter which is primarily due to a slight increase in our cost of revenue. Variations in net income (loss) before tax in recent quarters are driven primarily by changes in non-cash related items such as the gain on acquisition, change in fair value due to revaluation of derivative liability, depreciation and amortization, and stock based compensation expense. Adjusted EBITDA has trended upwards, driven largely by the continued growth in revenue and gross profit and positive operating leverage. The decline in Adjusted EBITDA between the first and second quarter of 2019 is primarily the result of a ramp up in marketing spend to increase brand awareness and build our member base.

_____________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2) The Company has reallocated certain expenses from general and administrative to customer service and operations expense in the fourth quarter of 2018. Prior period comparatives have been reclassified to conform to the new presentation. The prior period comparative figures for contribution and contribution margin have also been revised above to reflect the new presentation.

16 | Page

Management s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at June 30, 2019:

($000s)
	June 30, 2019	As at December 31, 2018

Cash	$20,058	$20,439
Loans receivable, net	91,358	86,347
Total assets	166,342	132,234
Total liabilities	152,490	140,928

Total assets increased by $34.1 million during the six months ended June 30, 2019, driven primarily by the acquisition of investment portfolio from business combination with Difference, right-of-use assets recognized upon adoption of IFRS 16 and an increase in loans receivable, net.

Total liabilities increased by $11.6 million during the six months ended June 30, 2019. The change was driven primarily by an addition of lease liabilities resulting from the adoption of IFRS 16, liabilities assumed from the acquisition of Difference and an increase in our credit facilities to support the growth of our loan portfolio.

Loans receivable

The following table provides a breakdown of loans receivable as at June 30, 2019:

($000s)
	June 30, 2019	As at December 31, 2018

Gross loans receivable	$106,745	$101,756
Allowance for loan losses	(15,387)	(15,409)
Net loans receivable	91,358	86,347

The gross loans receivable portfolio was approximately $106.7 million as at June 30, 2019, an increase of $5.0 million or 5% compared to the balance as at December 31, 2018, as we continued to originate loans and grow our balance of receivables. The following table provides the breakdown of gross loans receivable by geographic distribution:

($000s, except percentages)
	June 30, 2019						As at December 31, 2018
	AB	BC	ON	Others	Total	AB	BC	ON	Others	Total

Gross loans receivable	$16,618	$17,854	$66,648	$5,625	106,745	$14,881	$17,267	$65,422	$4,186	$101,756
% of total gross loans receivables	16%	17%	62%	5%	100%	15%	17%	64%	4%	100%

Ontario loans receivable remains the major portion of our total loan portfolio. Loans receivable from New Brunswick, Newfoundland, Prince Edward Island, Manitoba and Nova Scotia are included in Others.

____________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

17 | Page

Management s Discussion and Analysis

Reconciliation of allowance for loan losses as at June 30, 2019 and December 31, 2018 is as follows:

($000s)
	Six months ended June 30, 2019	Year ended December 31, 2018
Allowance for loan losses, beginning of year	$15,409	$7,434
Impact of adopting IFRS 9 on January 1, 2018	-	5,135
Allowance for loan losses	15,409	12,569
Provision for loan losses	9,296	18,406
Loans charged-off	(9,318)	(15,566)
Allowance for loan losses, end of year/period	15,387	15,409

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

The adoption of IFRS 9 resulted in a $5.1 million opening balance sheet adjustment to the allowance for loan losses as at January 1, 2018. This increase did not represent a change in the expected recovery value of the underlying loans receivable as at that date, but was rather a function of extending the allowance for loan losses to provide for expected future losses over a longer future timeframe. This includes provisioning an allowance for “Stage 1” performing loans that have not experienced any significant increase in credit risk since initial recognition. The allowance on Stage 1 loans receivable comprises $7.1 million of the $15.4 million allowance for loan losses as at June 30, 2019.

The allowance for loan losses was $15.4 million as at June 30, 2019, consistent with the balance at December 31, 2018, even though the Company’s gross loan receivables grew slightly in the period.

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket according to their IFRS 9 ECL measurement stage. A customer’s entire loan balance is aged in the same category as its oldest individual past due payment, in order to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9:

($000s)	June 30, 2019
	Stage 1	Stage 2	Stage 3	Total
Not past due	91,613	-	34	91,647
1-30 days past due	3,254	-	331	3,585
31-60 days past due	-	1,640	505	2,145
61-90 days past due	-	1,269	578	1,847
91+ days past due	-	-	7,521	7,521
Gross loans receivable	94,867	2,909	8,969	106,745
Allowance for loan losses	(7,069)	(1,884)	(6,434)	(15,387)
Loans receivable, net	87,798	1,025	2,535	91,358

18 | Page

Management s Discussion and Analysis

($000s)	December 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Not past due	$88,035	-	$99	$88,134
1-30 days past due	3,097	-	257	3,354
31-60 days past due	-	1,838	491	2,329
61-90 days past due	-	1,240	469	1,709
91+ days past due	-	-	6,230	6,230
Gross loans receivable	91,132	3,078	7,546	101,756
Allowance for loan losses	(6,951)	(2,118)	(6,340)	(15,409)
Loans receivable, net	84,181	960	1,206	86,347

The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statements of comprehensive income (loss).

The Company reserves and charges off consumer loans to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

The significant related-party transactions that occurred during the three and six months period ended June 30, 2019 were transactions with debenture holders that incur interest. The related party debentures balance as at June 30, 2019 totaled $613 (December 31, 2018 – $3,300) with principal amounts maturing at various periods through to December 31, 2021. The debentures bear annual interest rates from 10.0% to 15.0% (December 31, 2018 – 12.0% to 18.0%) with interest expense for three and six months ended June 30, 2019 totaled $23 and $47 respectively (three and six months ended June 30, 2018 - $133 and $267 respectively). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; (iii) an entity which is directly or indirectly controlled by members of the family of Gregory Feller and David Feller, each a director and officer of the Company; and (iv) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

On June 28, 2019, the Company sold its minority interest in Wekerloo that is majority-owned by one of the Company’s directors for proceeds of $2,100, equivalent to its initial cost recognized on the balance sheet, resulting in no gain or loss on disposition.

Off‑Balance Sheet Arrangements

We have no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

19 | Page

Management s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. In order to support our growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities. The acquisition of Difference in the second quarter of 2019 has also added to the Company’s capital resources and strengthened its financial position.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and six months ended June 30, 2019 and 2018:

($000s)
	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Cash provided by operating activities before investment in gross loans receivable(1)	$1,376	$2,248	$4,229	$2,021
Cash invested in loans receivable	(6,972)	(8,273)	(14,307)	(15,227)
Cash used in operating activities	(5,596)	(6,025)	(10,078)	(13,206)
Cash used in investing activities	(2,563)	(3,072)	(4,735)	(4,564)
Cash provided by financing activities	11,942	4,012	14,432	7,825
Net increase (decrease) in cash for the period	3,783	(5,085)	(381)	(9,945)

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) operating activities decreased to ($5.6) million and ($10.1) million for the three and six months ended June 30, 2019 respectively, compared to ($6.0) million and ($13.2) million respectively in the same period last year, primarily due to increased cash flows from operations as we continue to gain positive operating leverage by increasing our revenues at a faster rate than our cash operating expenses, and lesser net investment in gross loans receivable.

If net investments in the loans receivable portfolio were treated as cash flows from investing activities, the cash provided by operating activities would be $1.4 million and $4.2 million during the three and six months ended June 30, 2019, respectively.

__________

(1) For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

20 | Page

Management s Discussion and Analysis

Cash provided by (used in) investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalized software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended June 30, 2019, cash invested in the purchase of equipment and investment in software was ($2.6) million, a decrease of $ $0.5 million compared to ($3.1) million in the same period in 2018, primarily due to mining equipment purchased for our small scale bitcoin mining operations during first half of 2018, which we exited in the second quarter of 2019. Cash used in investing activities was ($4.7) million in the six months ended June 30, 2019 compared to ($4.6) million in the same period last year, as higher investment in technology in the current period offset the mining equipment investment from the prior year.

Cash provided by (used in) financing activities

Our historical financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, principal payments related to our lease hold properties and borrowings from our credit facilities.

Cash provided by financing activities for the three and six months ended June 30, 2019 was $11.9 million and $14.4 million respectively, an increase of $7.9 million and $6.6 million compared to the same periods last year. This is primarily due to the cash received upon acquisition of Difference, proceeds from sale of an investment from the investment portfolio and the new debentures issued during the six months ended June 30, 2019, offset by higher credit facility draws in the same period last year.

Contractual Obligations

The following table shows contractual obligations as at June 30, 2019, including commitments relating to leasing contracts. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2019	2020	2021	2022	2023	Thereafter
Commitments
Lease payments	$652	$1,226	$1,198	$1,198	$1,173	$2,866
Purchase obligations	1,583	2,111	-	-	-	-
Accounts payable	14,393	-	-	-	-	-
Credit Facility – Liquid	-	44,732	-	-	-	-
Credit Facility – Other	-	32,290	-	-	-	-
Debentures	-	25,106	9,666	7,698	-	-
Convertible debentures	-	11,890	-	-	-	-
Total contractual obligations	16,628	117,355	10,864	8,896	1,173	2,866

21 | Page

Management s Discussion and Analysis

The following table shows contractual obligations as at December 31, 2018, including commitments relating to leasing contracts:

($000s)
	2019	2020	2021	2022	2023	Thereafter
Commitments
Estimated lease payments	$1,252	$682	$90	$90	$90	$158
Purchase obligations	2,111	2,111	-	-	-	-
Accounts payable	9,801	-	-	-	-	-
Credit Facility – Liquid	-	44,113	-	-	-	-
Credit Facility – Other	-	31,821	-	-	-	-
Debentures	-	27,968	9,787	3,870	-	-
Convertible debentures	-	11,781	-	-	-	-
Total contractual obligations	13,164	118,476	9,877	3,960	90	158

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of August 14, 2019, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at August 14, 2019
Common shares	27,310
Stock options	3,691
Restricted share units	173
Common share purchase warrants	1,196

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three and six months ended June 30, 2019 and 2018.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. Core revenue, contribution, contribution margin, adjusted EBITDA, adjusted net loss, cash provided by operating activities before investment in gross loans receivable, charge-off rate, core ARPM and Mogo members are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

22 | Page

Management s Discussion and Analysis

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Core revenue

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from loan fees. Core revenue is a measure used by our management and the Board to understand and evaluate trends within our business. We phased out our legacy short-term loan products and related loan fees in the third quarter of 2018, and thus we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Total revenue	16,378	$15,417	32,729	29,750
Less: loan fees	-	(3,809)	-	(7,754)
Core revenue	16,378	11,608	32,729	21,996

Contribution and Contribution Margin

Contribution is a non-IFRS financial measure that we calculate as gross profit less the credit facility interest expense and customer service and operations expenses. Contribution margin is a non-IFRS financial measure calculated by dividing contribution by total revenue. Contribution and contribution margin are measures used by our management and the Board to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the profitability of our core product revenue. Contribution excludes the impact of other expenses related to our investment in our platform, business and brand including technology, marketing and general and administration expenses. Factors that affect our contribution and contribution margin include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution and contribution margin to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except percentages)
	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Gross profit	$10,372	$9,912	$21,032	$19,283
Less:
Credit facility interest expense	(2,788)	(2,181)	(5,446)	(4,153)
Customer Service and Operations expenses	(2,144)	(2,082)	(4,117)	(4,140)
Contribution	5,440	5,649	11,469	10,990

Total revenue	16,378	15,417	32,729	29,750
Contribution Margin	33.2%	36.6%	35.0%	36.9%

23 | Page

Management s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income (loss) before income taxes excluding depreciation and amortization, stock based compensation expense, one-time non-recurring expenses, credit facility interest expense, debenture and other interest expense, and unrealized gain or loss on financial instruments and foreign exchange. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net income (loss) before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

	Three months ended June 30		Six months ended June 30
($000s)	2019	2018	2019	2018

Net income (loss) before income taxes	$7,501	$(6,056)	$2,496	$(10,006)
Depreciation and amortization	2,009	1,872	4,200	2,963
Stock‑based compensation	1,132	271	1,391	563
Credit facility interest expense	2,788	2,181	5,446	4,153
Debenture and other interest expense	2,030	1,915	4,069	4,026
Unrealized foreign exchange loss (gain)	(155)	211	(283)	432
Change in fair value due to revaluation of derivative liability	531	113	570	(1,441)
Gain on acquisition, net of transaction cost	(14,432)	-	(14,349)	-
Other one-time expenses	183	227	285	347
Adjusted EBITDA	1,587	734	3,825	1,037

Adjusted Net Loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net income (loss) before income taxes excluding unrealized gain or loss on financial instruments and foreign exchange, stock-based compensation and other one-time expenses. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall business financial performance and trends. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other interest expense, and thus comprises more elements of the Company’s overall net profit or loss. The following table presents a reconciliation of adjusted net loss to net income (loss) before income taxes, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Net income (loss) before income taxes	$7,501	$(6,056)	$2,496	$(10,006)
Stock‑based compensation	1,132	271	1,391	563
Unrealized foreign exchange (gain) loss	(155)	211	(283)	432
Change in fair value due to revaluation of derivative liability	531	113	570	(1,441)
Gain on acquisition, net of transaction cost	(14,432)	-	(14,349)	-
Other one-time expenses	183	227	285	347
Adjusted net loss	(5,240)	(5,234)	(9,890)	(10,105)

24 | Page

Management s Discussion and Analysis

Cash Provided by Operating Activities before Investment in Gross Loans Receivable

Cash provided by operating activities before investment in gross loans receivable is calculated as cash used in operating activities, less net cash used in loan investment. The Company requires net cash outflows in order to grow its gross loans receivable, which in turn generates future growth in interest revenue. These net cash outflows are presented within the operating activities section of the consolidated statement of cash flows, whereas the economic benefits are realized over the longer term. Consequently, we consider cash provided by operating activities before investment in gross loans receivable to be a useful measure in understanding the cash flow trends inherent to our existing scale of operations, by separating out the portion of cash flows related to investment in portfolio growth.

The following table presents a reconciliation of cash provided by operating activities before investment in gross loans receivable, the most comparable IFRS financial measure, for each of the period indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Net cash used in operating activities	$(5,596)	$(6,025)	$(10,078)	$(13,206)
Net investment in gross loans receivable	(6,972)	(8,273)	(14,307)	(15,227)
Cash provided by operations before investment in gross loans receivable	1,376	2,248	4,229	2,021

Charge-Off Rate

Charge-off rate is a non-IFRS financial measure that we calculate as the annualized rate of loans written-off during the current period, net of recoveries, divided by average gross loans receivable balance in the period. We consider the charge-off rate in a period to be an important metric and indication of the credit performance of our loan portfolio.

The following table presents a calculation of charge-off rate using loans charged-off and gross loans receivable, the most comparable IFRS financial measures, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Loans charged-off	$4,898	$3,742	$9,318	$7,052
Recoveries	(465)	(488)	(915)	(961)
Charge-off net of recoveries	4,433	3,254	8,403	6,091
Gross loans receivable - opening balance	104,671	84,538	101,756	80,894
Gross loans receivable - ending balance	106,745	89,069	106,745	89,069
Simple average of Gross loans receivable	105,708	86,804	104,251	84,982
Charge-off rate (annualized)	16.8%	15.0%	16.1%	14.3%

25 | Page

Management s Discussion and Analysis

Core ARPM

Core ARPM is a non-IFRS measure that we calculate as core revenue during a period divided by the average number of Mogo members in the period, annualized for a full year. We believe that the measure is a key driver of the Company’s future performance. Our strategy is to continue to grow existing products, launch new products, grow our member base and increase monetization of our member base.

The following table present a calculation of Core ARPM starting from total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s, except ARPM)
	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Total revenue	$16,378	$15,417	32,729	29,750
Less: loan fees	-	(3,809)	-	(7,754)
Core revenue	16,378	11,608	32,729	21,996
Number of Mogo Members – opening (000s)	808	604	756	544
Number of Mogo Members – ending (000s)	865	654	865	654
Simple average of Mogo Members (000s)	837	629	811	599
Core ARPM (annualized in $)	$78	$74	$81	$73

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12 month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada. We anticipate that our Mogo members will continue to grow over time.

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of share-based payments and income taxes, which are described further in the notes to Mogo Finance’s consolidated financial statements for the year ended December 31, 2018.

The fair value measurement of privately held investments is also subject to significant estimation and judgment, and is described further in the notes to the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 and 2018.

26 | Page

Management s Discussion and Analysis

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2019

The Company has adopted IFRS 16, Leases, as of January 1, 2019. Additional information regarding the effects of adoption of IFRS 16 can be found in Note 3 of the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 and 2018.

In addition to the standard listed above, several other amendments and interpretations apply for the first time in 2019, but do not have any material impact on the financial results of the Company.

Mogo also adopted certain new accounting policies in connection with the business combination with Difference on June 21, 2019, which are described in Note 3 of the Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2019 and 2018.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at June 30, 2019, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

27 | Page